Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated September 14, 2017

Relating to Preliminary Prospectus Supplement dated September 11, 2017

Registration Statement No. 333-216570

Pricing Term Sheet

ENLINK MIDSTREAM PARTNERS, LP

6.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Liquidation Preference $1,000 per unit)

Issuer	EnLink Midstream Partners, LP

Trade Date	September 14, 2017.

Settlement Date

September 21, 2017 (T + 5). It is expected that delivery of the units will be made to investors on or about September 21, 2017, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the units on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Title of Securities	6.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “units”).

Number of Units	400,000 units.

Public Offering Price	$1,000.00 per unit; $400,000,000 total.

Maturity Date	Perpetual (unless redeemed by the issuer on or after December 15, 2022 or in connection with a Rating Event).

Liquidation Preference	$1,000 plus accumulated and unpaid distributions (subject to adjustment for any splits, combinations, or similar adjustment to the units).

Distribution Payment Dates and Record Dates

Semi-annually in arrears on the 15th day of June and December through and including December 15, 2022 and, thereafter, quarterly in arrears on the 15th day of March, June, September and December of each year (each, a “Distribution Payment Date”), commencing December 15, 2017, to holders of record as of the close of business on the first business day of the month of the applicable Distribution Payment Date.

Distribution Rate

The initial distribution rate for the units from and including the date of original issue to, but not including, December 15, 2022 will be 6.000% per annum of the $1,000 liquidation preference per unit (equal to $60 per unit per annum). On and after December 15, 2022, distributions on the units will accumulate at a percentage of the $1,000 liquidation preference equal to an annual floating rate of the three-month LIBOR plus a spread of 4.11%.

Optional Redemption

At any time within 120 days after the conclusion of any review or appeal process instituted by the issuer following the occurrence of a Rating Event, the issuer may, at its option, redeem the units in whole, but not in part, at a redemption price in cash equal to $1,020 per unit (102% of the liquidation preference of $1,000) plus an amount equal to all accumulated and unpaid distributions thereon to, but not including, the date fixed for redemption, whether or not declared.

At any time on or after December 15, 2022, the issuer may redeem, in whole or in part, the units at a redemption price in cash equal to $1,000 per unit plus an amount equal to all accumulated and unpaid distributions thereon to, but not including, the date of redemption, whether or not declared.

CUSIP / ISIN	29336U AH0 / US29336UAH05

Joint Book-Running Managers	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Wells Fargo Securities, LLC

Co-Managers

BMO Capital Markets Corp.
Comerica Securities, Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Jeffries LLC
Mizuho Securities USA Inc.
MUFG Securities Americas Inc.
PNC Capital Markets LLC
SunTrust Robinson Humphrey, Inc.

Listing	The Issuer does not intend to apply for the listing of the units on any securities exchange.

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the units and is not soliciting an offer to buy the units in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting: J.P. Morgan Securities LLC at (212) 834-4533.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.